FORM C-AR/A
ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING

For the fiscal year ended December 31, 2020

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E. Main Ave. Suite 200 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number

Series A Preferred Stock, par value $0.0001
Class of Securities Offered

The Registrant has provided of this Amendment to Form C/AR solely to include a correctly signed audit report, which was accidentally omitted.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HyperSciences, Inc.